September 30, 2013

VIA EDGAR CORRESPONDENCE

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ASC Acquisition LLC
Registration Statement on Form S-1
Filed September 5, 2013
File No. 333-190998

Dear Mr. Riedler:

On behalf of ASC Acquisition LLC (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated September 23, 2013, with respect to the above referenced Registration Statement on Form S-1 filed on September 5, 2013 (the “Registration Statement”).

The Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter via EDGAR correspondence. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 1.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Summary Historical Consolidated Financial and Other Data, page 14

1.	We acknowledge your revisions and response to comment 12 and continue to believe that system-wide revenues are prohibited by Item 10 of Regulation S-K. These measures circumvent GAAP by combining results of entities that would be prohibited to be consolidated under GAAP. We therefore reissue our same comment. Please remove all disclosure of system-wide revenues from the registration statement.

Response

In response to the Staff’s comment, the Company has revised the disclosure to remove disclosure of system-wide revenues from the Registration Statement.

Capitalization, page 56

2.	It appears that the conversion from a Delaware limited liability company to a Delaware corporation should be presented in a “pro forma” column then the effects of the offering should be presented in a separate “as adjusted pro forma” column. Please revise.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 58 to present the conversion of the Company from a Delaware limited liability company to a Delaware corporation, as well as the Company’s September 2013 Distribution as described in Amendment No. 1, in a “pro forma” column and to present the effects of the offering in a separate “as adjusted pro forma” column.

Pro Forma Condensed Combined Financial Information, page 67

3.	Tell us why the pro forma information does not reflect all the other recent acquisitions, deconsolidations, consolidations and shifts in ownership percentages that occurred during 2012 or 2013. Pro forma financial statements are required for individually insignificant acquired businesses if they are significant in the aggregate at over the 50% level.

Response

The Company has considered all of the relevant guidance, including Article 11 of Regulation S-X, Rule 3-05 of Regulation S-X and the Staff’s Financial Reporting Manual, specifically FRM 3110, when determining which financial statements and related pro forma financial statements should be included in the Registration Statement. The Company determined that, pursuant to Rule 3-05(b)(2)(i) of Regulation S-X, the aggregate of the Company’s individually insignificant acquired businesses does not reach the 50% level for 2012 or 2013. The aggregate significance of the Company’s individually insignificant businesses acquired in 2012 was less than 40% under the income test and less than 5% under each of the asset test and the investment test. The aggregate significance of individually insignificant businesses acquired to date in 2013 was less than 10% under the income test and less than 1% under each of the asset test and investment test. Based on the Company’s analysis, the Company included the only individually significant acquisition in the pro forma financial statements. The Company does not believe that the exclusion of its individually insignificant pro forma financial statements is misleading.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Facilities

Our Consolidated Results, page 81

4.	With regard to comment 27 we continue to believe you should provide more discussion and analysis of net income attributable to noncontrolling interests and net loss attributable to ASC Acquisition in MD&A in order to explain the difference in net income and net loss attributable to ASC Acquisition. Please revise.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages  81, 85, 90 and 93 to provide the indicated disclosure.

Equity-Based Compensation, page 97

5.	We acknowledge your response and revisions to comment 31. In your revised disclosures we do not find the significant factors and assumption used to determine enterprise fair value at the specific dates that you granted stock options nor factors contributing to significant changes in the fair value of the underlying stock (membership units) from one date to the next date. It is also not apparent that you have utilized methodologies, approaches and assumptions consistent with the stated literature. Please provide this information in revised disclosures as requested.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 103 and 104 to provide the indicated disclosure.

Financial Statements, page F-1

6.	We acknowledge your response to comment 47. Our comment requested that you demonstrate why financial statements for ASC Operators are the only financial statements required by Rule 3-09 of Regulation S-X. Please demonstrate that additional financial statements are not required by providing us your significance tests.

Response

As indicated in the Company’s prior response to comment 47, the Company assesses, on an annual basis, whether separate audited financial statements under Rule 3-09 of Regulation S-X are required for any of its equity-method investments. During the assessment prepared for each of the annual periods ended December 31, 2012, 2011 and 2010, ASC Operators was the only equity-method investee for which separate audited financial statements were required under Rule 3-09 of Regulation S-X.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Pursuant to Rule 418(b) under the Securities Act of 1933, the Company is supplementally furnishing with this response a copy of the significance tests used by the Company to determine that financial statements for ASC Operators are the only financial statements required by Rule 3-09 of Regulation S-X. The Company hereby requests that the significance tests be returned to the Company upon completion of the Staff’s review and that, pending such return, the significance tests be withheld from release. The supplemental material is not being furnished in electronic format, and is not being filed with, nor deemed part of, the Registration Statement or any amendment thereto.

Notes to Consolidated Financial Statements

Note 7. Results of Operations of Nonconsolidated Affiliates, page F-27

7.	With regard to comment 56, disclosure of aggregate impairments without identification of the related assets does not appear to be useful. As the impairments totaling $9.2 million are material, more discussion of the impairments is necessary in MD&A in order to understand the registrant’s results of operations and ascertain the likelihood that past performance is indicative of future performance. Discussion should include the investments impaired, the amount of impairment of each, and any trends or uncertainties that you reasonably expect may have an unfavorable impact on income from continuing operations.

Response

In response to the Staff’s comment, the Company has expanded the disclosure on pages 87, 88 and F-27 to provide the indicated disclosure.

Note 11. Equity-Based Compensation, page F-38

8.	With regard to your response to comment 60 tell us the other publicly-traded companies you considered and why you only used one company to estimate your volatility. Provide us the names and volatilities of the other companies, how you deemed them to be similar and explain why these other companies shouldn’t be considered in estimating your volatility. Also explain how you determined that increasing volatility by 500 basis points adjusted for leverage. Revise the disclosure to indicate you used comparable entities to estimate volatility.

Response

In addition to AmSurg Corp., which had a volatility of 19.9%, the Company considered other registrants, including HealthSouth Corp., Community Health Systems, Inc., Tenet Healthcare Corp. and Health Management Associates Inc., whose volatilities were 25.2%, 15.8%, 28.0% and 20.9%, respectively. The Company deemed each of these registrants to be similar to the Company because each is a participant in the healthcare delivery industry. The Company also considered the state of life-cycle, the size and the financial leverage of each registrant and determined that the core business of each registrant, other than Amsurg Corp., was outside of the Company’s core business of outpatient surgery delivery. Accordingly, the Company

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

determined that Amsurg Corp. was the only registrant sufficiently similar to the Company to be utilized in the estimation of the Company’s expected volatility.

The Company further determined that based on the guidance in ASC 718-10-55-37, it was appropriate to adjust the expected volatility that was derived using AmSurg Corp.’s historical volatility to compensate for the Company’s higher debt to equity ratio. The Company estimated that 500 basis points was a reasonable approximation of the potential additional volatility the Company may experience given its significantly higher leverage than AmSurg Corp.

In addition, in response to the Staff’s comment, the Company has revised the disclosure on page F-40 to indicate that the Company used comparable entities to estimate volatility.

ASC Operators, LLC Financial Statements, page F-71 through F-81

9.	We acknowledge your response to comment 61 and it is still not apparent how a subsidiary of Surgical Care Affiliates, LLC, which is the Company’s operating subsidiary, owns 49% of ASC Operators but do not own 49% of the Sacramento facilities. Please revise your disclosures to explain and reconcile such that the ownership percentage is transparent to the reader.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 and F-79 to explain and reconcile the ownership percentages between intermediate partnership vehicles and the underlying facilities. The Company notes that many of its facilities are held through one or more intermediate holding companies, which are typically structured to be owned jointly with our health system partners. In the case of ASC Operators, one such intermediate holding company, the Company owns 49% and Sutter Health own 51%. The intermediate holding company itself typically owns only a portion of the underlying facilities, with the remaining portion owned by others, including physician partners. In the case of the Sacramento facilities, ASC Operators owns between 51.0% and 59.2% of each facility. The Company calculates it beneficial ownership in the facilities by multiplying our percentage of ownership in the intermediate holding company by the intermediate holding company’s percentage of ownership in the facility. With respect to the Sacramento facilities, the result of this calculation is that the Company beneficially owns between 25.0% and 29.0% of the facilities as indicated in the property ownership table on page 121.

*     *     *

In connection with its response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Please direct any comments or questions regarding this filing to Richard L. Sharff, Jr. at (205) 545-2572 or Helena K. Grannis at (212) 225-2376.

Very truly yours,

/s/ Richard L. Sharff, Jr.

Richard L. Sharff, Jr.

Executive Vice President, General Counsel

and Corporate Secretary

cc:	Johnny Gharib
Christine Allen
Lisa Vanjoske
Securities and Exchange Commission

David Lopez
Helena K. Grannis
Cleary Gottlieb Steen & Hamilton LLP

William V. Fogg
Cravath, Swaine & Moore LLP